UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment____)

PASHMINADEPOT.COM, INC.

(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value

(Title of Class of Securities)

_______________

(CUSIP Number)

David Lubin & Associates, PLLC

5 North Village Avenue

2nd Floor

Rockville Center, New York 11570

Telephone: (516) 887-8200

           Facsimile: (516) 887-8250

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Albury Investments Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [__]    (b) [__]

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)    [__]

6. Citizenship or Place of Organization:

Hong Kong

Number of	7. Sole Voting Power
60,000,000

Shares Beneficially	8. Shared Voting Power
-0-

Owned By Each	9. Sole Dispositive Power
60,000,000

Reporting Person	10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person

60,000,000 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [__]

13. Percent of Class Represented by Amount in Row (11)

70.59% of the issued and outstanding shares of common stock*

14. Type of Reporting Person (See Instructions)

IV

* Based 85,000,000 shares of the Issuer’s common stock outstanding as of April 20, 2008.

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Item 1.	Security and Issuer

This statement relates to the common stock $0.0001 par value, of Pashminadepot.com, Inc., a Florida Corporation (the “Issuer”). The principal offices of the Issuer are currently located at 9694 Royal Palm Boulevard, Coral Springs, FL 33069.

Item 2.	Identity and Background

(a)  The name of the person filing this statement: Albury Investments Limited (the “Reporting Person”).

(b)  The residence or business address of the Reporting Person is: 9694 Royal Palm Boulevard, Coral Springs, FL 33069.

(c)  The Reporting Person is an investment company. The name, principal business, and address of the organizations in which such employment is conducted are as follows: Albury Investments Limited principal place of business is located at Ocean Center, Suite 906, Harbor City, 5 Canton Road, TST Kowloon, Hong Kong.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The reporting person is a limited company organized under the laws of Hong Kong.

Item 3.	Source and Amount of Funds or Other Consideration

The $175,000 purchase price paid by the Reporting Person to Edward Sanders for the purchase of 60,000,000 shares of common stock of the Issuer on April 20, 2009, was made from the Reporting Person’s working capital.

Item 4.	Purpose of Transaction

Pursuant to a Common Stock Purchase Agreement dated April 20, 2009, by and between the Reporting Person and Edward Sanders (the “Purchase Agreement”), the Reporting Person purchased from Edward Sanders 60,000,000 shares of the common stock of the Issuer. As a result of such transaction, the Reporting Person acquired a controlling interest of 70.59% of the issued and outstanding share capital of the Issuer. Such purchase was made for investment purposes.

Item 5.	Interest in Securities of the Issuer

(a) The Issuer has 85,000,000 issued and outstanding shares of common stock. The Reporting Person owns 60,000,000 shares (representing 70.59%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

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(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Common stock Purchase Agreement dated April 20, 2009, by and between Edward Sanders and the Reporting Person.

Item 7.	Material to Be Filed as Exhibits

Common stock Purchase Agreement dated April 20, 2009, by and between Edward Sanders and the Reporting Person.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 20, 2009

ALBURY INVESTMENTS LIMITED

By:  /s/ Shirley Chun

Name:  Shirley Chun

Title:  Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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